

Mail Stop 3561

March 16, 2010

By U.S. Mail

Mr. Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2203 North Lois Avenue
Suite 704
Tampa, FL 33607

> **Re: Transfer Technology International Corp.**
> **Item 4.02 Form 8-K and 8-K/A**
> **Filed November 23, 2009 and March 15, 2010**
> **File No. 000-27131**

Dear Mr. Trina:

We have completed our review of your Forms 8-K and 8-K/A and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief